Issuer Free Writing Prospectus Dated May 5, 2014

Filed Pursuant to Rule 433

Registration Statement No. 333-194030

Pricing Term Sheet

BERRY PLASTICS CORPORATION

$500,000,000 5.500% Second Priority Senior Secured Notes due 2022

Issuer:	Berry Plastics Corporation

Aggregate Principal Amount:	$500,000,000

Title of Securities:	5.500% Second Priority Senior Secured Notes due 2022 (the “Notes”)

Final Maturity Date:	May 15, 2022

Issue Price:	100.000%

Yield to Maturity:	5.500%

Benchmark Treasury:	1.750% due May 15, 2022

Benchmark Treasury Yield:	2.400%

Spread to Benchmark Treasury:	310 basis points

Gross Proceeds to the Issuer:	$500,000,000

Underwriting Discount:	1.000%

Interest Payment Dates:	Semiannually on May 15 and November 15, commencing November 15, 2014

Record Dates:	May 1 and November 1 of each year

Optional Redemption:	The Notes will be redeemable in whole or in part, on or after May 15, 2017, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period commencing on May 15 of the years set forth below:

	Date	Price

	2017	104.125%

	2018	102.750%

	2019	101.375%

	2020 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Up to 40% of the Notes will be redeemable at any time and from time to time on or prior to May 15, 2017 at a price equal to 105.500% of their principal amount, plus accrued and unpaid interest to the redemption date.

Make-Whole Redemption:	Make-whole redemption at Treasury Rate + 50 basis points prior to May 15, 2017.

CUSIP:	085790 AX1

ISIN:	US085790AX14

Anticipated Ratings*:	Moody’s: Caa1 / S&P: B-

Underwriters:	Credit Suisse Securities (USA) LLC Barclays Capital Inc. Wells Fargo Securities, LLC

Trade Date:	May 5, 2014

Settlement Date**:	May 12, 2014 (T+5)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**	It is expected that delivery of the notes will be made against payment therefor on or about May 12, 2014, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and the next succeeding business day should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and its parent, Berry Plastics Group, Inc., has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Berry Plastics Group, Inc. by writing or telephoning at the following: 101 Oakley Street, Evansville, IN 47710, Attention: General Counsel, (812) 424-2904.